SECURITIES AND EXCHANGE COMMISSION
                                Washington.  D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                 (Rule l3d-101)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                          Brockton Capital Corporation
                         ===============================
                                (Name of Issuer)

                         Common Shares, without par value
                         ================================
                          (Title of Class of Securities)

                                   111718-10-2
                                   ===========
                                 (CUSIP Number)

                                TERRY M. AMISANO
                         750 West Pender Street, #604,
                  Vancouver, British Columbia, Canada  V6C 2T7
                           Telephone: (604) 689-0188
                  =============================================
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 2003
              ====================================================
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  111718-10-2
==============================================================================

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Terry M. Amisano     IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF
                       ==

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  British Columbia, Canada
                                             ===============

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              772,500 (*)
BENEFICIALLY               --------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH                                Nil
REPORTING                  --------------------------------------------------
PERSON                     9.       SOLE DISPOSITIVE POWER
WITH                                772,500
                           --------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 772,500
                                                                    =======

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):             18.5%
      (4,185,000 OUTSTANDING)                                         =====

14.   TYPE OF REPORTING PERSON:                                        IN
                                                                     =====
      * Mr. Amisano directly holds 675,000 shares of common stock. Mr. Amisano also holds 97,500 stock options which entitle him to purchase 97,500 shares of common stock.

                      SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  111718-10-2
===============================================================================

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Terry M. Amisano with respect to the common shares without par value (the "Common Shares") of Brockton Capital Corporation, a British Columbia, Canada corporation, with its principal offices Located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Terry M. Amisano

     (b) Mr. Amisano's business address is:
         750 West Pender Street, #604, Vancouver, British Columbia, Canada, V6C 2T7.

     (c) Mr. Amisano is a Director of the Issuer.

     (d) During the last five years Mr. Amisano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Amisano has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Amisano is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration

         The source for all acquisitions has been personal funds.

                                                     Canadian Trading Status
                    No. of     Cost        Total   ---------------------------
Type                Shares   Per Share     Cost     Free Trading   Escrow Shares
--------------------------------------------------------------------------------
Terry M.Amisano
(person)
Private Purchase   225,000   CDN$0.075   CDN$16,875      nil          225,000
                   _______
Total              225,000

Item 4.  Purpose of Transaction

         Mr. Amisano (the "reporting person") has acquired the Common Shares for the purpose of purchasing Discount Seed Shares of the Company (subject to escrow restrictions) for investment purposes. The reporting person does not have any present intention of increasing his beneficial owner-ship of, or control or direction over, any of the securities of the Company save that the reporting person may purchase additional shares in the open market at some time in the future or pursuant to stock options, which are currently held by the reporting person as a director of the Company, or which may be allocated to the reporting person as a director of the Company at some time in the future.


Item 5.  Interest in Securities of the Issuer

         The Company's total issued and outstanding shares of capital stock are 4,087,500 shares of common stock. Mr. Amisano owns 675,000 Common Shares, or 16.5% of the total Common Shares deemed outstanding, which does not include options to purchase 97,500 shares of common stock of the Company.

         Mr. Amisano owns of record 675,000 shares of Common Stock, as to which he possesses sole voting and disposition power.

         Mr. Amisano acquired 225,000 shares of common stock, which were purchased by Mr. Amisano with personal funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     SIGNATURE

Dated:      August 22, 2005

                                                           /s/Terry M. Amisano
                                                                  (Signature)
                                                            ------------------
                                                              Terry M. Amisano
                                                                 (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).